EXHIBIT 9: INFORMATION REGARDING DESIGNATED COMPLIANCE OFFICER

HR Ratings de Mexico, S.A. de C.V. ´s (HR Ratings) Designated Compliance Officer information is presented as followed:

Laura Mariscal Higareda has been appointed as Designated Compliance Officer on January 16, 2017 on a full-time basis.

Ms. Mariscal (Head Compliance Officer) has over 15 years of experience in the financial industry. Before joining HR Ratings, she was General Counsel at Grupo Rotoplas, S.A.B. de C.V., from 2015 to 2017, a public company in Mexico, trading in the Mexican stock exchange ticker: AGUA, where she was responsible for all the legal and compliance issues of the company, as well as acting liaison with the Mexican regulators. (Mexican Securities and Exchange Commission and the Mexican Stock Market). She also was responsible of all the corporate governance of the company, including drafting and Implementation of manuals, policies and procedures as well as the development of the e-learning courses for all the employees (FCPA, Anti-competition, AML and the Code of Ethics and Conduct, among others).

Ms. Mariscal also worked at Credit Suisse (AVP of legal and compliance department) from 2002 to 2008, Financiera Independencia, S.A.B. de C.V., SOFOM ENR (public company ticker: FINDEP as General Counsel) from 2008 to 2011, and at Cargill Mexico (Financial Lawyer and Compliance Officer of the Finance Business Unit) from 2011 to 2012. From 2012 to 2015 she works as legal counselor for various companies/persons. She has participated in various regulatory committees regarding banking, broker dealers and issuers.

She holds a Bachelor's degree in law from the Universidad Iberoamericana, a certificate in "Principles of law" from Exeter University (UK).